

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
August 5, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

HOME PROPERTIES, INC.

CURRENT REPORT
ON FORM 8-K

Item 2.01.   Completion of Acquisition and Disposition of Assets

Home Properties, Inc. (the "Company") conducts its business through Home Properties, L.P., a New York limited partnership (the "Operating Partnership").   During 2004, the Operating Partnership purchased the following 10 apartment communities (referred to herein as the "Acquisition Properties") in six unrelated transactions. The aggregate purchase price of the six transactions exceeded 10% of the total assets of the registrant. None of these six acquisition transactions constitute a "significant subsidiary", and the communities were not acquired from a related party.

Community	Acquisition Date
Chatham Hill[(1)]	January 30, 2004
Northwood Apartments[(1)]	January 30, 2004
Fairmount Apartments[(1)]	January 30, 2004
Kensington Apartments[(1)]	January 30, 2004
The Apartments at Wellington Trace	March 2, 2004
The Village at Marshfield	March 17, 2004
Woodleaf Apartments	March 19, 2004
The Hamptons[(2)]	July 7, 2004
The Vinings at Hampton Village[(2)]	July 7, 2004
Regency Club	September 24, 2004

Nodar Properties. On January 30, 2004, the Operating Partnership acquired four apartment communities totaling 534 units in New Jersey (noted with an [(1)] above) from one seller pursuant to a single purchase agreement (referred to herein as the "Nodar Properties"). The combined purchase price of the portfolio of $64.2 million was funded by $34 million of assumed mortgage debt, $18.3 from the Company's line of credit, and the issuance of $11.9 million in Operating Partnership Units ("OP Units") in the Operating Partnership. The mortgages have variable and fixed interest rates of 3.78% and 7.03%, respectively, and mature on July 1, 2008.

The Apartments at Wellington Trace. On March 2, 2004, the Operating Partnership acquired The Apartments at Wellington Trace with a total of 240 units located in Frederick, Maryland. Consideration for the $29.5 million purchase price was funded by the Company's line of credit.

The Village at Marshfield. On March 17, 2004, the Operating Partnership acquired The Village at Marshfield with a total of 276 units located in Marshfield, Massachusetts. Consideration for the $27.0 million purchase price included $19.8 million of assumed mortgage debt and $7.2 million from the Company's line of credit. The mortgage has a fixed interest rate of 7.85% and matures in 2042.

Woodleaf Apartments. On March 19, 2004, the Operating Partnership acquired Woodleaf Apartments with a total of 228 units located in Silver Spring, Maryland. Consideration for the $20.0 million purchase price included $7.6 million of assumed mortgage debt and $12.4 million from the Company's line of credit. The mortgage has a fixed interest rate of 5.9% and matures in 2027.

The Hamptons. On July 7, 2004, , the Operating Partnership acquired two apartment communities totaling 836 units in North Lauderdale, Florida (noted with an [(2)] above) from one seller pursuant to a single purchase agreement (referred to herein as "The Hamptons"). Consideration for the $70.4 million purchase price included $56 million in a variable rate Fannie Mae Discount Mortgage Backed Security ("DMBS") and $14.4 from the Company's line of credit. The DMBS has an initial interest rate of 2.4%, inclusive of the rate cap, adjusts every 90 days and matures in 2014.

Regency Club Apartments. On September 24, 2004, the Operating Partnership acquired Regency Club Apartments with a total of 372 units located in Jackson, New Jersey. Consideration for the $36.4 million purchase price included

$19.5 million of assumed mortgage debt and $16.9 from the Company's line of credit. The mortgages have a weighted average interest rate of 6.03% and mature in 2012.

The Apartments at Wellington Trace, The Hamptons and Regency Club Apartments are collectively referred to herein as the "Selected Acquisition Properties". These acquisition properties make up 50% of the Acquisition Properties and were selected for audit under Rule 3-14 of Regulation S-X.

In determining the price paid for the Acquisition Properties, the Company considered the historical and expected cash flow from the properties, the nature of the occupancy trends and terms of the leases in place, current operating costs and taxes, the physical condition of the properties, the potential to increase their cash flow and other factors. The Company also considered the capitalization rates at which it believes apartment properties have recently sold in the market, but determined the prices it was willing to pay for the properties primarily based on the factors discussed above. No independent appraisals were performed in connection with the acquisitions. The Company, after investigation of the properties, is not aware of any material factors, other than those enumerated above, that would cause the financial information reported not to be necessarily indicative of future expected operating results.

In addition, the Company sold the following five apartment communities during 2004 (referred to herein as the "Sale Properties"). These dispositions were not deemed to be "significant" and are reported herein for informational purposes only. In addition, all of the Sale Properties were classified as discontinued operations for the year ended December 31, 2004.

Community	Disposition Date
Northgate Manor Apartments	June 10, 2004
Maple Lane Apartments	July 30, 2004
Apple Hill Apartments	December 23, 2004
Parkview Gardens	December 29, 2004
Golfview Apartments	December 29, 2004

Northgate Manor Apartments - On June 10, 2004, the Company completed the sale of Northgate Manor Apartments. The 224-unit community located in Rochester, New York was sold for $9.3 million.

Maple Lane Apartments - On July 30, 2004, the Company completed the sale of Maple Lane Apartments. The 396-unit community located in South Bend, Indiana was sold for $17.5 million.

Apple Hill Apartments - On December 23, 2004, the Company completed the sale of Apple Hill Apartments. The 498-unit community located in Hamden, Connecticut was sold for $48.1 million.

Parkview Gardens – On December 29, 2004, the Company completed the sale of Parkview Gardens. The 484-unit community located in Detroit, Michigan was sold for $16 million.

Golfview Apartments – On December 29, 2004, the Company completed the sale of Golfview Apartments. The 44-unit community located in Detroit, Michigan was sold for $1.5 million.

Item 9.01. Financial Statements and Exhibits.

a.	Financial statements of businesses acquired:

   (1)	Unaudited statements of revenue and certain expenses for the Hamptons and Regency Club Apartments for the period January 1, 2004 through the latest interim period prior to the date of acquisition.

   (2)	Audited statements of revenue and certain expenses for the year ended December 31, 2003 for each of the Selected Acquisition Properties.

   None of the Acquisition Properties constitute a "significant subsidiary" pursuant to the Regulation S-X rules. Audited statements of revenue and certain expenses for the year ended December 31, 2003 and related unaudited financial information for the period through the acquisition date or the Company's appropriate quarterly reporting period are presented herein only for the Selected Acquisition Properties, which represent a majority of the Acquisition Properties.

b.	Pro forma financial information:

   (1)	Pro forma condensed consolidated statement of operations of the Company for the year ended December 31, 2004.

   (2)	Notes to the pro forma consolidated statement of operations of the Company for the year ended December 31, 2004.

   (3)	Estimated twelve-month pro forma statement of taxable net operating income and operating funds available.

c.	Exhibits

   Exhibit 23.0	Consent of PricewaterhouseCoopers LLP

<u>Report of Independent Auditors</u>

To the Board of Directors and Shareholders of
Home Properties, Inc.:

We have audited the accompanying Statement of Revenue and Certain Expenses of The Apartments at Wellington Trace, Frederick, Maryland, (the "Property") for the year ended December 31, 2003. This Statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this Statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Home Properties, Inc.) as described in Note 2 and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 2 of The Apartments at Wellington Trace for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
May 23, 2005

The Apartments at Wellington Trace
Statement of Revenue and Certain Expenses
(In thousands)

	For the Year Ended December 31, 2003
Revenue:	
Rental income	$2,076
Other income	73
	2,149
Expenses:	
Operating and maintenance	906
Real estate taxes	180
	1,086
Revenue in excess of expenses	$1,063

The accompanying notes are an integral part of these financial statements.

The Apartments at Wellington Trace
Notes to Statement of Revenue and Certain Expenses
For the Year Ended December 31, 2003

1.   OPERATIONS OF PROPERTIES

The accompanying statement of revenue and certain expenses includes the operations (see "Basis of Presentation" below) of The Apartments at Wellington Trace, a residential property ("the Property") formerly owned and managed by parties not related to Home Properties, Inc. (the "Company").

On March 2, 2004, the Company, through its subsidiary Home Properties, L.P., acquired the Property. The Property is a residential development located in Frederick, Maryland.

Total consideration for the acquisition was $29.5 million, which was funded through the use of the Company's line of credit.

2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement has been prepared on the accrual basis of accounting.

The accompanying statement is not representative of the actual operations of the Property for the periods presented. As required by the Securities and Exchange Commission, Regulation S-X, Rule 3-14, certain expenses, which may not be comparable to the proposed future operations of the Property have been excluded. Expenses excluded relate to property management fees, interest expense, depreciation and amortization expense, and other expenses unrelated to the future operations of the Property. The Company is not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Real Estate

Expenditures for repairs and maintenance items are expensed as incurred. Costs related to the acquisition and improvement of the Property and related assets are capitalized.

Revenue Recognition

Rental income attributable to residential leases is recorded when due from residents. Leases are generally for terms of one year.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Income

Other income is attributable to real estate service fees and is recorded when due from residents. The real estate service fees include late charges, lease breakage fees, application fees, pet charges and other amenities.

Real Estate Taxes

Real estate taxes are expensed over the period in which the taxes relate.

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Shareholders of
Home Properties, Inc.:

We have audited the accompanying Combined Statement of Revenue and Certain Expenses of The Hamptons, North Lauderdale, Florida, (the "Property") for the year ended December 31, 2003. This Statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this Statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Home Properties, Inc.) as described in Note 2 and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 2 of The Hamptons for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
May 23, 2005

The Hamptons
Combined Statement of Revenue and Certain Expenses
(In thousands)

	For the Year Ended December 31, 2003	For the Six Months Ended June 30, 2004 (unaudited)
Revenue:		
Rental income	$7,455	$3,774
Other income	507	261
	7,962	4,035
Expenses:		
Operating and maintenance	1,901	960
Real estate taxes	1,091	577
	2,992	1,537
Revenue in excess of expenses	$4,970	$2,498

The accompanying notes are an integral part of these financial statements.

The Hamptons
Notes to the Combined Statements of Revenue and Certain Expenses
For the Year Ended December 31, 2003 and the Six Months Ended June 30, 2004 (Unaudited)

1.   **OPERATIONS OF PROPERTIES**

The accompanying combined statements of revenue and certain expenses includes the operations (see "Basis of Presentation" below) of the Hamptons and the Vinings at Hampton Village, residential properties ("The Hamptons") formerly owned and managed by parties not related to Home Properties, Inc. (the "Company").

On July 7, 2004, the Company, through its subsidiary Home Properties, L.P., acquired The Hamptons. The Hamptons is a residential development located in North Lauderdale, Florida.

Total consideration for the acquisition was $70.4 million, which was funded through $56 million in a variable rate Fannie Mae Discount Mortgage Backed Security ("DMBS") and $14.4 million from the Company's line of credit. The DMBS has an initial interest rate of 2.4%, inclusive of the rate cap, adjusts every 90 days and matures in July 2014.

2.   **BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accompanying combined statements have been prepared on the accrual basis of accounting.

The accompanying combined statements are not representative of the actual operations of The Hamptons for the periods presented. As required by the Securities and Exchange Commission, Regulation S-X, Rule 3-14, certain expenses, which may not be comparable to the proposed future operations of The Hamptons have been excluded. Expenses excluded relate to property management fees, interest expense, depreciation and amortization expense, and other expenses unrelated to the future operations of The Hamptons. The Company is not aware of any material factors relating to The Hamptons that would cause the reported financial information not to be necessarily indicative of future operating results.

Real Estate

Expenditures for repairs and maintenance items are expensed as incurred. Costs related to the acquisition and improvement of The Hamptons and related assets are capitalized.

Revenue Recognition

Rental income attributable to residential leases is recorded when due from residents. Leases are generally for terms of one year.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Income

Other income is attributable to real estate service fees and is recorded when due from residents. The real estate service fees include late charges, lease breakage fees, application fees, pet charges and other amenities.

Real Estate Taxes

Real estate taxes are expensed over the period in which the taxes relate.

Interim Unaudited Statement of Revenue and Certain Expenses

The accompanying interim statement of revenue and certain expenses for the six months ended June 30, 2004 is unaudited. However, in the opinion of the Company, the interim statement includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period. The results for the period presented are not necessarily indicative of the results for the full year.

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Shareholders of
Home Properties, Inc.:

We have audited the accompanying Statement of Revenue and Certain Expenses of The Regency Club Apartments, Jackson, New Jersey, (the "Property") for the year ended December 31, 2003. This Statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this Statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Home Properties, Inc.) as described in Note 2 and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 2 of The Regency Club Apartments for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
May 23, 2005

Regency Club Apartments
Statements of Revenue and Certain Expenses
(In thousands)

	For the Year Ended December 31, 2003	For the Six Months Ended June 30, 2004 (unaudited)
Revenue:		
Rental income	$ 4,303	$ 2,223
Other income	78	30
	4,381	2,253
Expenses:		
Operating and maintenance	1,369	833
Real estate taxes	382	191
	1,751	1,024
Revenue in excess of expenses	$ 2,630	$ 1,229

The accompanying notes are an integral part of these financial statements.

Regency Club Apartments
Notes to Statements of Revenue and Certain Expenses
For the Year Ended December 31, 2003 and for the Six Months Ended June 30, 2004 (unaudited)

1.   **OPERATIONS OF PROPERTIES**

The accompanying statements of revenue and certain expenses includes the operations (see "Basis of Presentation" below) of Regency Club Apartments, a residential property ("the Property") formerly owned and managed by parties not related to Home Properties of New York, Inc. (the "Company").

On September 24, 2004, the Company, through its subsidiary Home Properties, L.P., acquired the Property. The Property is a residential development located in Jackson, New Jersey.

Total consideration for the acquisition was $36.4 million, which was funded through $19.5 million in assumed debt and $16.9 million from the Company's line of credit. Of the $19.5 million of assumed debt, $18.0 million carries an interest rate of 5.95%, maturing in October 2012. The remaining $1.5 million carries an interest rate of 7.03% and matures in June 2005.

2.   **BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accompanying statements have been prepared on the accrual basis of accounting.

The accompanying statements are not representative of the actual operations of the Property for the periods presented. As required by the Securities and Exchange Commission, Regulation S-X, Rule 3-14, certain expenses, which may not be comparable to the proposed future operations of the Property have been excluded. Expenses excluded relate to property management fees, interest expense, depreciation and amortization expense, and other expenses unrelated to the future operations of the Property. The Company is not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Real Estate

Expenditures for repairs and maintenance items are expensed as incurred. Costs related to the acquisition and improvement of the Property and related assets are capitalized.

Revenue Recognition

Rental income attributable to residential leases is recorded when due from residents. Leases are generally for terms of one year.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Income

Other income is attributable to real estate service fees and is recorded when due from residents. The real estate service fees include late charges, lease breakage fees, application fees, pet charges and other amenities.

Real Estate Taxes

Real estate taxes are expensed over the period in which the taxes relate.

Interim Unaudited Statement of Revenue and Certain Expenses

The accompanying interim statement of revenue and certain expenses for the six months ended June 30, 2004 is unaudited. However, in the opinion of the Company, the interim statement includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period. The results for the period presented are not necessarily indicative of the results for the full year.

HOME PROPERTIES, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Unaudited, in Thousands, Except Share and Per Share Data)

The unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2004 are presented as if the acquisition by the Company of the Selected Acquisition Properties had occurred on January 1, 2004.

Such pro forma information is based upon the historical consolidated results of operations of the Company for the year ended December 31, 2004, giving effect to the transactions described above. In management's opinion, all adjustments necessary to reflect the above transactions have been made. The Pro forma Consolidated Statements of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company included in the Home Properties, Inc. Form 10- K filed March 15, 2005 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets") for the year ended December 31, 2004.

The unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004 are not necessarily indicative of what the actual results of operations would have been assuming the transactions had occurred as of the beginning of the period presented, nor does it purport to represent the results of operations for future periods.

Note that a Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2005 is not presented, as all of the Selected Acquisition Properties were acquired prior to December 31, 2004, and therefore, are included in the historical financial statements and notes thereto of the Company Form 10-Q filed May 10, 2005.

HOME PROPERTIES, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Unaudited, in Thousands, Except Share and Per Share Data)

For the Year Ended December 31, 2004

	Home Properties, Inc. Historical (A)	Wellington Trace	The Hamptons	Regency Club	Pro Forma Adjust-ments	Total Pro Forma Adjust-ments (B)	Company Pro Forma
Revenues:							
Rental Income	$436,724	$346	$3,774	$2,905		$7,025	$443,749
Property other income	18,299	12	261	50		323	18,622
Interest and Dividends	480	-	-	-		-	480
Other income	2,827	-	-	-		-	2,827
Total revenues	458,330	358	4,035	2,955		7,348	465,678
Expenses:							
Operating and maintenance	202,479	181	1,537	1,248	-	2,966	205,445
General and administrative	23,978	-	-	-	220 (C)	220	24,198
Interest	90,506	-	-	-	1,997 (D)	1,997	92,503
Depreciation and amortization	89,929	-	-	-	1,695 (E)	1,695	91,624
Impairment of assets held as General Partner	1,116	-	-	-	-	-	1,116
Total Expenses	408,008	181	1,537	1,248	3,912	6,878	414,886
Income (loss) from operations	50,322	177	2,498	1,707	(3,912)	470	50,792
Equity in earnings (losses) of unconsolidated affiliates	(538)					-	(538)
Income before minority interest and loss on sale of property and business	49,784					470	50,254
Minority interest	13,637					178(F)	13,815
Income from continuing operations	36,147					292	36,439
Preferred dividends	(7,593)					-	(7,593)
Income applicable to common shareholders from continuing operations	$ 28,554					$ 292	$ 28,846
Basic earnings per share data:							
Income applicable to common shareholders from continuing operations	$0.87						$0.88 (G)
Diluted earnings per share data:							
Income applicable to common shareholders from continuing operations	$0.86						$0.87 (G)
Weighted average number of shares outstanding							
Basic	32,911,945						32,911,945
Diluted	33,314,038						33,314,038

HOME PROPERTIES, INC.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Unaudited, in Thousands)

(A) Reflects the historical audited consolidated statement of operations for the Company for the year ended December 31, 2004.

(B) Reflects the historical revenue and certain expenses of each of the Selected Acquisition Properties for the period January 1, 2004 through the earlier of the date of acquisition or December 31, 2004. Note that the Sale Properties, as defined herein, are excluded from this adjustment as they are included in income from discontinued operations in the historical presentation which is not required in this pro forma presentation. In addition to those adjustments previously described, (C), (D), (E) and (F) below reflect other adjustments related to the Selected Acquisition Properties.

(C) Reflects additional general and administrative expenses relating to adding the selected acquisition properties to the Company portfolio (estimated as 3% of total revenues).

(D) Reflects the increase in interest expense related to the fair value of the debt assumed from the seller or obtained in order to finance each of the Selected Acquisition Properties. For certain of the Selected Acquisition Properties, the Company used its existing line of credit to finance all or a portion of the acquisition price. These are noted below with "LOC" after the community name.

The approximated fair market value of debt assumed or obtained in acquisition along with the respective effective interest rates is summarized as follows:

Acquisition Properties	Fair Market Value of Debt Assumed	Interest rate
Wellington Trace (LOC)	$29,500,000	2.24%
The Hamptons (variable)	$56,000,000	2.21%
The Hamptons (LOC)	$14,400,000	2.34%
Regency Club	$19,305,000	4.84%
Regency Club	$ 1,481,000	3.19%
Regency Club (LOC)	$16,900,000	2.88%

A 12.5 basis point increase in the interest rates would decrease net income by approximately $146.

(E) Reflects depreciation and amortization related to each of the Selected Acquisition Properties, as appropriate. The appliances and equipment have an estimated useful life of ten years and the building has an estimated useful life of forty years.

(F) Reflects the adjustment to minority interest expense based upon the impact of the above pro forma adjustments on income before minority interest and the issuance of OP Units as of January 1, 2004.

(G) Pro forma income per common share is based upon the weighted average number of common shares assumed to be outstanding during 2004, as appropriate.

In accordance with SFAS 128, earnings per share from income applicable to common shareholders from continuing operations is calculated as follows (in thousands):

	December 31, 2004
Income from continuing operations	$ 36,439
Less: Preferred dividends	7,593
Basic and Diluted – Income from continuing operations applicable to common shareholders	$ 28,846
Basic weighted average number of shares outstanding	32,911,945
Effect of dilutive stock options	402,093
Diluted weighted average number of shares outstanding	33,314,038
Basic earnings per share data:	
Income applicable to common shareholders from continuing operations	$0.88
Diluted earnings per share data:	
Income applicable to common shareholders from continuing operations	$0.87

HOME PROPERTIES, INC.
ESTIMATED TWELVE-MONTH PRO FORMA STATEMENT
OF TAXABLE NET OPERATING INCOME AND OPERATING FUNDS AVAILABLE
(UNAUDITED)

The following unaudited statement is a proforma estimate for a twelve-month period of taxable income and funds available from operations of the Company. The unaudited pro forma statement is based on the Company's historical operating results for the twelve-month period ended March 31, 2005 adjusted as if the acquisition by the Company of the Selected Acquisition Properties had occurred on April 1, 2004.

This statement should be read in conjunction with (i) the historical financial statements and notes thereto of the Company included in the Home Properties, Inc. Form 10-K filed March 15, 2005 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets") for the year ended December 31, 2004 and (ii) the pro forma consolidated financial statements of the Company included herein.

ESTIMATE OF TAXABLE NET OPERATING INCOME (IN THOUSANDS):

Historical earnings from operations, exclusive of depreciation and amortization (Note 1)	$140,784
Selected Acquisition Properties as adjusted, exclusive of depreciation (Note 2)	2,164
	142,948
Estimated tax basis depreciation and amortization (Note 3)	
HPNY	(95,710)
Acquisition Properties	(2,769)
Pro Forma taxable operating income before dividends deduction	44,469
Estimated dividends deduction (Note 4)	88,338
Pro Forma taxable operating income (loss)	($ 43,869)

ESTIMATE OF PRO FORMA OPERATING FUNDS AVAILABLE (NOTE 5)
 (IN THOUSANDS):

Pro Forma taxable operating income before dividends deduction	$ 44,469
Add pro forma tax basis depreciation and amortization	98,479
Estimate of pro forma operating funds available	$142,948

Note 1 -   The historical earnings from operations represents the Company's income from continuing operations as adjusted for depreciation and amortization for the year ended December 31, 2004 as reflected in the historical financial statements.

Note 2 -   The historical earnings from operations represents the pro forma results of the properties acquired since January 1, 2004 for the year ended December 31, 2004.

Note 3 -   The tax basis depreciation of the Company is based upon the original purchase price allocated to the buildings, equipment and personal property, depreciated on a straight-line basis over a 27.5- and 5-year life, respectively.

Note 4 -   Estimated dividends deduction includes the Series F preferred dividend of $5,400 plus the estimated dividend rate of $2.52 per common share. Common shares outstanding, on a pro forma basis, are 32,911,945.

Note 5 -   Operating funds available does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME PROPERTIES, INC.
(Registrant)

Date: August 5, 2005

By: /s/ Edward J. Pettinella
       Edward J. Pettinella
       President and Chief Executive Officer

Date: August 5, 2005

By: /s/ David P. Gardner
       David P. Gardner
       Executive Vice President and
       Chief Financial Officer

EXHIBIT 23.0

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-37229, 333-46243, 333-52601,333-58799,333-64069, 333-75253, 333-92023, 333-93761, 333-94815, 333-44928, 333-46738, 333-54160, 333-61948, 333-74180, 333-02672, 333-52601, 333-100759, 333-115572) of Home Properties Inc. of our reports dated (1) May 23, 2005 relating to the statement of revenue and certain expenses of The Apartments at Wellington Trace, (2) May 23, 2005 relating to the combined statement of revenue and certain expenses of The Hamptons and (3) May 23, 2005 relating to the statement of revenue and certain expenses of The Regency Club Apartments, which appear in the Current Report on Form 8-K of Home Properties Inc. dated August 5, 2005.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, MA
August 5, 2005